SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       __________________________________

                  For the fiscal year ended December 31, 2003

                          Commission File Number 0-692

            NORTHWESTERN CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104

                                TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm                       3

Financial Statements

   Statement of Net Assets Available for Benefits,
     December 31, 2003 and 2002                                               4

   Statement of Changes in Net Assets Available for Benefits
     Years Ended December 31, 2003 and 2002                                   5

Notes to Financial Statements                                                 6

Supplemental Schedule:

   Schedule of Reportable Transactions,
     Year Ended December 31, 2003                                            11

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)      13

                                       2


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees and Participants
NorthWestern Corporation
Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits in liquidation of NorthWestern Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits in liquidation for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. In addition, we audited the accompanying statement of net assets available for benefits and related statements of changes in net assets available for benefits as of and for the year ended December 31, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the plan sponsor approved a resolution terminating the Plan effective June 19, 2003. As a result NorthWestern Corporation has changed its basis of accounting from the going concern basis to the liquidation basis effective June 19, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, (1) the net assets available for benefits in liquidation of the Plan as of December 31, 2003, and (2) the changes in net assets available for benefits in liquidation for the year ended December 31, 2003, and (3) the statements of net assets available for benefits and changes therein as of and for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Deloitte and Touche LLP
June 11, 2004

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NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-----------------------------------------------


                                                                                    December 31, 2003 (In Liquidation)
                                                                           ---------------------------------------------
                                                                            Allocated        Unallocated        Total

ASSETS

CASH AND CASH EQUIVALENTS                                                  $        -        $        -       $        -

CONTRIBUTION RECEIVABLE--from NorthWestern
  Corporation                                                                       -                 -                -

INVESTMENTS, at market value--
  NorthWestern Corporation common stock, no shares
   outstanding, cost of $0                                                          -                -                 -
                                                                           ----------        ----------       ----------
    Total assets                                                                    -                -                 -


LIABILITIES

LOAN PAYABLE                                                                        -                 -                -

INTEREST PAYABLE                                                                    -                 -                -
                                                                           ----------        ----------       ----------

      Net assets available for benefits                                    $        0        $        0       $        0
                                                                           ==========        ==========       ==========



                                                                                         December 31, 2002
                                                                           ---------------------------------------------
                                                                            Allocated        Unallocated        Total

ASSETS

CASH AND CASH EQUIVALENTS                                                  $   67,450                         $   67,450
CONTRIBUTION RECEIVABLE--from NorthWestern
  Corporation                                                                 157,424        $5,965,351        6,122,775

INVESTMENTS, at market value--
  NorthWestern Corporation common stock, 895,065
   shares, cost of $13,320,151                                              3,297,281         1,249,649        4,546,930
                                                                           ----------        ----------       ----------

      Total assets                                                          3,522,155         7,215,000       10,737,155


LIABILITIES

LOAN PAYABLE                                                                        -         5,944,180        5,944,180

INTEREST PAYABLE                                                                    -            21,171           21,171
                                                                           ----------        ----------       ----------

      Net assets available for benefits                                    $3,522,155        $1,249,649       $4,771,804
                                                                           ==========        ==========       ==========
See notes to financial statements.


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NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                           Year Ended December 31, 2003 (In Liquidation)
                                                                           ---------------------------------------------
                                                                            Allocated        Unallocated        Total

NET ASSETS AVAILABLE FOR BENEFITS--
  Beginning of year                                                        $3,522,155        $1,249,649       $4,771,804

INCREASES (DECREASES) DURING THE YEAR:
  Contributions from:
   NorthWestern Corporation                                                    43,445                             43,445

  Dividend income                                                               3,081                              3,081
  Interest and other income                                                                       1,814            1,814
  Loss on sale of assets                                                   (4,133,634)                        (4,133,634)
  Allocation of 245,994 shares
    of NorthWestern Common Stock                                            1,078,963        (1,078,963)
  Distribution to participants                                               (513,467)                          (513,467)
  Administrative fees                                                            (543)                              (543)
  Interest expense                                                                             (172,500)        (172,500)
                                                                           ----------        ----------       ----------
    Net (decrease) increase                                                (3,522,155)       (1,249,649)      (4,771,804)
                                                                           ----------        ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS--
  End of year                                                              $       0         $       0        $       0
                                                                           ==========        ==========       ==========

                                                                                    Year Ended December 31, 2002
                                                                           ---------------------------------------------
                                                                            Allocated        Unallocated        Total

NET ASSETS AVAILABLE FOR BENEFITS--
  Beginning of year                                                       $15,488,590       $   93,196      $15,581,786

INCREASES (DECREASES) DURING THE YEAR:
  Contributions from:
   NorthWestern Corporation                                                   157,424        6,105,311        6,262,735
   Participants                                                                61,733                            61,733
  Dividend income                                                             312,743          909,717        1,222,460
  Depreciation in market value of investments                             (11,147,438)      (4,188,763)     (15,336,201)
  Allocation of 70,552 shares
   of NorthWestern Common Stock                                             1,224,881       (1,224,881)
  Distribution to participants                                             (2,575,778)                       (2,575,778)
  Interest expense                                                                            (444,931)        (444,931)
                                                                          ------------      -----------     ------------
    Net (decrease) increase                                               (11,966,435)       1,156,453      (10,809,982)
                                                                          ------------      -----------     ------------
NET ASSETS AVAILABLE FOR BENEFITS--
  End of year                                                              $3,522,155       $1,249,649       $4,771,804
                                                                          ============      ===========     ============
See notes to financial statements.


NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     General--The following description of NorthWestern Corporation Employee Stock Ownership Plan (the "Plan") is provided for general informational purposes only. The Plan was terminated effective June 19, 2003. The plan document contains more complete information regarding the Plan's definition, eligibility and other matters.

     The Plan was established under the applicable provisions of the Internal Revenue Code ("IRC") , originally effective January 1, 1976, and was amended and restated in its entirety effective January 1, 2001. The Board of Directors of NorthWestern Corporation (the "Company") has appointed a supervisory committee of employees of the Company to administer the Plan, and certain employees of the Company were trustees of the Plan until September 13, 2001, when First National Bank was appointed trustee (the "Trustee").

     Eligibility and Vesting--All employees who completed 1,000 hours of service per year and have attained age 21 were eligible to participate in the Plan.

     All contributions made to the account of a participant and any earnings thereon were fully vested to the participant at all times.

     Contributions--Federal income tax regulations allow the Company to deduct for federal income tax purposes dividends on stock owned by the Plan when such dividends were paid to plan participants or used by the Plan to repay plan loans (see Note 3). Contributions were made to the Plan on or before the due date (including extensions thereof) for filing the Company's federal income tax return for the tax year in which the deduction for dividends paid to the Plan is utilized to offset taxable income.

     While the Company paid a dividend on its common stock, active employees enrolled in the Plan prior to 1989 (trust/dividend segment) received annual cash dividend payments on shares allocated to their accounts by the Plan. Those participants could voluntarily contribute back to the Plan one quarterly dividend payment, subject to discrimination rules of the Internal Revenue Service ("IRS") and rules of the Employee Retirement Income Security Act of 1974 ("ERISA"), and the Company contributed a matching contribution equal to two times the voluntary contribution made by pre-1989 participants using the tax benefit derived from the deductibility of dividends to make the employer matching contribution. The remaining contribution after payment of the matching amount was allocated pro rata to all participants. Participants who became eligible for the Plan after 1989 did not make contributions to the Plan.

     All dividends received on unallocated shares of participants enrolling subsequent to 1989 were used to repay the loans of the leveraged loan segment of the Plan (see Note 3). The Company contributed the tax benefit derived from the deductibility of dividends and an additional $35,000 per quarter to repay plan loans. Shares were released and allocated to participants as the loans

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


     were repaid. The shares were allocated based on the ratio of the participant's compensation to total compensation of all participants, as defined, and separately, on the ratio of each participant's respective account balance to the total balance. The Company had no rights against shares once they were allocated. Accordingly, the financial statements of the Plan present separately the assets and liability and changes therein pertaining to the accounts of participants with rights in allocated shares of company stock and stock not yet allocated to participants. Because of the Plan termination discussed below, at December 31, 2003 there were no allocated or unallocated plan shares outstanding.

     Administrative Expenses--The Plan could directly pay expenses incurred in administering the Plan; alternatively, the Company could withhold from its annual contribution an amount equivalent to the expenses it has paid on behalf of the Plan. The Company paid $29,309 and $45,970 of expenses on behalf of the Plan for the years ended December 31, 2003 and 2002, respectively. This was done by reducing the amount of the employer contributions by the expenses paid on behalf of the Plan.

     Maturity and Distribution--A participant's account matures upon the earliest occurrence of: (a) death, (b) termination of employment for any reason, or (c) termination of the Plan. Distributions to a participant or to a beneficiary upon maturity may be in the form of a lump-sum distribution or in the form of installment distributions continuing over an established period of time.

     The Plan also permits participants who have 10 years of participation in the Plan and have attained age 55 to direct the Plan to distribute, over a five-year period, up to 25% of the participants' account balances in each of the five years, not to exceed 50% of the total balances.

     Benefits due to participants who withdrew from participation in the Plan were $28,910 as of December 31, 2002.

     Voting Rights--Each participant had the right to direct the Trustee as to the manner in which whole and partial shares of company stock allocated to his or her account as of the record date were to be voted, and was notified by the Trustee prior to the time the rights were to be exercised. The Trustee voted allocated shares for which it had not received direction and unallocated shares in the same proportion as directed shares were voted.

     Plan Termination--On May 6, 2003, the Plan Sponsor approved a resolution terminating the Plan effective June 19, 2003. All plan assets were distributed in accordance with the plan document on or before December 31, 2003.

     Tax Status--The IRS has informed the Company by a letter dated May 23, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended since receiving the determination letter. The plan administrator's application to the IRS for the voluntary closing agreement program to correct certain plan document defects was agreed to and signed on February 19, 2002. In addition, the Plan received a determination letter from the IRS on September 10, 2003 approving its termination.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The financial statements have been prepared on the liquidation basis of accounting. As of and for the year ended December 31, 2003, as a result of the resolution to terminate the Plan, the Company changed its basis of accounting from the going concern basis to the liquidation basis.

     Investment Valuation and Income Recognition--Investments are valued at market value through reference to quoted market prices. Changes in the market value of investments between years are included in appreciation (depreciation) in market value of investments.

     The assets of the Plan are primarily invested in shares of the Company's common stock. Investment securities, in general, are exposed to various risks such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with investments in securities, it is reasonably possible that changes in the values of the Plan's investments could occur and that such changes could materially affect amounts reported in the financial statements.

     Dividend income is accrued on the ex-dividend date.

     During 2002, the market value of the stock went from $21.05 to $5.08 per share that resulted in depreciation in the market value of plan assets of $15,336,201. On September 14, 2003, the Company sought protection from its creditors through a Chapter 11 bankruptcy filing in the United States Bankruptcy Court for the District of Delaware. At the time of the Company's bankruptcy filing, the market value of the Company's common stock had further declined to $.20 per share. The plan was terminated on June 19, 2003 and all assets of the plan were distributed by December 31, 2003 resulting in a realized loss of $4,133,634.

     Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.   LOAN PAYABLE

     The Plan contains provisions whereby the Plan, with approval of the Company's Board of Directors, can enter into loans under certain circumstances for the purpose of purchasing qualifying securities of the Company.

     On September 17, 1998, the Plan entered into a $10,000,000 five-year balloon loan agreement with a bank. The proceeds of the loan were used to refinance the prior outstanding bank loan and the Company advance. Shares of common stock owned by the Plan but not yet allocated to participant accounts, together with an irrevocable standby letter of credit in the amount of $3,500,000 and a $2,037,023 certificate of deposit issued by the Company, were pledged as collateral for this loan. The loan's interest was .50% below prime, with a cap of 9.5% and a floor of 6.5%. As of December 31, 2002 and during 2003 the interest rate was 6.5%. The loan was repaid in full on June 18, 2003.

     During a review of the 1998 bank loan agreement, the Department of Labor ("DOL") noted that certain provisions of the agreement relating to the release of shares held for collateral did not meet the requirements of ERISA. The DOL acknowledged the correction of this issue with an amendment to the original loan agreement executed by the Plan and the bank; the amendment did not impact the Plan's net assets available for benefits or participants' individual accounts.

4.   INVESTMENTS

     The plan's investments at December 31 are as follows:

                                                                  2003                2002
                                                     ---------------------------   -------------------------
                                                     Allocated     Unallocated     Allocated     Unallocated

      NorthWestern Corporation
       common stock:
       Number of shares                                      0               0       649,071         245,994
       Cost                                          $       0     $         0    $9,035,791      $4,284,360
       Market value                                          0               0     3,297,281       1,249,649

5.   ESTIMATED DISTRIBUTIONS PAYABLE

     As a result of a change in the method of allocating shares from the principal-only method to the principal-and-interest method, as requested by the DOL, the Company transferred 87,150 shares of company common stock from the unallocated account to allocated participant accounts for the years 1995 through 1999. As a result of the change in allocation methods, the Plan recorded estimates of distributions owed to eligible participants who terminated their employment from 1995 through 1999. The distributions were made in June 2002.

6.   RELATED-PARTY TRANSACTIONS

     The Plan received a series of advances in 1997 and 1998 from the Company to purchase qualifying employer securities. These advances were then repaid using proceeds from a bank loan in 1998. The DOL believes that these advances and loans did not meet the requirements of ERISA for a qualified employee stock ownership plan ("ESOP") loan. However, the DOL had acknowledged corrective action by the Plan and the Company in June of 2002 with regard to these transactions, such that the amended loan documents now met the requirements of ERISA for a qualified ESOP loan. The corrective action did not impact the Plan's financial position or net assets available for benefits.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

                                                            2003          2002

      Net assets available for benefits per the
       financial statements                            $         0   $4,771,804
      Amounts allocated to withdrawing participants              0      (28,910)
                                                       -----------   -----------
      Net assets available for benefits per the
        Form 5500                                      $         0   $4,742,894
                                                       ===========   ==========

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


     The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002 to Form 5500:


                                                                                               2003                  2002

      Benefits paid to participants per the financial statements                           $  513,467            $ 2,575,778
      Add:  Amounts allocated to withdrawing participants
       at December 31                                                                                                 28,910
      Less:  Amounts allocated to withdrawing participants
       at December 31, 2002 and 2001                                                          (28,910)            (1,328,701)
                                                                                           -----------           ------------
      Benefits paid to participants per Form 5500                                          $  484,557            $ 1,275,987
                                                                                           ===========           ============
     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


                                  * * * * * *

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NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(Employer Identification Number: 46-017228) (Plan Number: 002)

SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


                                                                                                             Current
                                                                                                             Value of
                                                                                                           the Asset on     Net
                                                     Purchase          Selling          Cost of the         Transaction     Gain
               Description of Asset                   Price             Price              Asset                Date       (Loss)
               -------------------                   --------          -------          -----------        ------------    ------
Individual transaction in excess of 5%
  of net assets:

    None

Series of transactions in excess of 5% of
  net assets:
    Prime Value Obligation Fund #856*
            Purchases                                541,331                              541,331            541,331
            Sales                                                     608,781             608,781            608,781

    Prime Value Obligation Fund #853*
              Purchases                              281,954                              281,954            281,954
              Sales                                                   281,954             281,954            281,954

    NorthWestern Corporation Common Stock*
              Purchases                                2,572                                2,572              2,572
              Sales                                                   224,538           4,188,120            224,538     (3,963,582)

*Denotes party-in-interest


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 NORTHWESTERN CORPORATION EMPLOYEE STOCK
                                 OWNERSHIP PLAN



Date:  June 28, 2004             By  /s/ Gary G. Drook
                                     Chief Executive Officer


Date:  June 28, 2004             By /s/ Roger P. Schrum
                                    Vice President - Human Resources and
                                    Communications

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-11843 of NorthWestern Corporation (a Delaware corporation) and subsidiaries on Form S-8 of our report dated June 11, 2004, relating to the financial statements of the NorthWestern Corporation Employee Stock Ownership Plan for the year ended December 31, 2003, appearing in this Annual Report on Form 11-K.



/s/ Deloitte and Touche LLP
Minneapolis, Minnesota
June 23, 2004

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